                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


[ X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE   SECURITIES EXCHANGE ACT
        OF 1934
        For the fiscal year ended December 31, 1999


                                       OR


[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE   SECURITIES
        EXCHANGE ACT OF 1934
        For the transition period from ________________ to ________________.


                           Commission File No.: 0-12954


     A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                    Lancaster Press, Inc. Union Savings Plan
                               3575 Hempland Road
                           Lancaster, PA  17604-3457

     B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                       Cadmus Communications Corporation
                       6620 West Broad Street, Suite 240
                            Richmond, Virginia 23230

                              REQUIRED INFORMATION

     The following financial statements are furnished for the Lancaster Press, Inc. Union Savings Plan:


                    Report of Independent Public Accountants

              Statement of Net Assets Available for Plan Benefits
                        As of December 31, 1999 and 1998

         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1999

            Notes to Financial Statements December 31, 1999 and 1998

                Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999

                   Consent of Independent Public Accountants

Report of Independent Public Accountants



To the Plan Administrator and Participants of
Lancaster Press, Inc. Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Lancaster Press, Inc. Union Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                /s/ Arthur Andersen LLP


Richmond, Virginia
June 14, 2000
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Lancaster Press, Inc. Union Savings Plan


Financial Statements
As of December 31, 1999 and 1998
Together With Auditors' Report

Lancaster Press, Inc. Union Savings Plan


Table of Contents
                                                                        Page
Statements of Net Assets Available for Plan Benefits
  As of December 31, 1999 and 1998                                        1
Statement of Changes in Net Assets Available for Plan Benefits
  For the Year Ended December 31, 1999                                    2
Notes to Financial Statements
  December 31, 1999 and 1998                                              3
Schedule of Assets Held for Investment Purposes
  As of December 31, 1999                                                 7



Lancaster Press, Inc. Union Savings Plan


Statements of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998

                                                                           1999         1998
                                                                       -----------   -----------
Assets:
 Investments, participant-directed, at fair value (Note 3)              $1,911,076    $1,582,992
 Contributions receivable                                                   20,344        21,141
                                                                        ----------    ----------
Net assets available for plan benefits                                  $1,931,420    $1,604,133
                                                                        ==========    ==========






The accompanying notes are an integral part of these statements.

Lancaster Press, Inc. Union Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999

Additions:
  Investment income-
    Interest                                                          $   46,509
    Net appreciation in the fair value of investments                    159,634
  Participants' contributions                                            216,720
                                                                      ----------
Total additions                                                          422,863
                                                                      ----------
Deductions:
  Benefits paid to participants                                           95,576
                                                                      ----------
Net additions                                                            327,287
Net assets available for plan benefits:
    Beginning of year                                                  1,604,133
                                                                      ----------
    End of year                                                       $1,931,420
                                                                      ==========

The accompanying notes are an integral part of this statement.

Lancaster Press, Inc. Union Savings Plan


Notes to Financial Statements
December 31, 1999 and 1998


1. Description of the Plan:

The following description of the Lancaster Press, Inc. Union Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Lancaster Press, Inc. ("LPI") established the Plan on January 1, 1992. On May 21, 1996, the Company was purchased by Cadmus Communications Corporation ("Cadmus"). In 1998, the Plan sponsor was changed from LPI to Cadmus Journal Services, Inc. (the "Company"), a subsidiary of Cadmus. The Plan is a defined contribution plan covering all employees who are a member of one of the following three collective bargaining units: Graphic Communications Union - Local 160-M, Graphic Communications International Union - Local 138B or Lancaster Local No. 70 - Printing, Publishing and Media Workers Sector - CWA. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and includes a qualified deferred arrangement as described in Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Plan Administration

The Plan is administered by the Plan Trustees, a group comprised of employees of the Company, who are not compensated for administrative services rendered.

Contributions

The Plan allows participants to make tax deferred deposits of 1 percent to 15 percent of pretax earnings. The Plan does not provide for employer contributions. Employee contributions are limited to the maximum amount allowable under the Code. Qualified distributions from other retirement plans can also be contributed to and retained by the Plan as a rollover contribution.

Eligibility

Covered employees of the Company are eligible to participate in the Plan once they are a member of one of the three collective bargaining units mentioned above.

Vesting

Participants are immediately vested in their contributions and earnings thereon.

Distributions

Participants may make complete or partial withdrawals from their accounts at any time after one of the following: reaching age 59-1/2, termination of employment, termination of the

Plan by the Company without a replacement plan, as defined, permanent disability, or financial hardship (subject to limitation). In the event of the death of a participant, the participant's account is distributed to the participant's beneficiary. Withdrawals may be paid in a lump sum or installments.

Participant's Account

Each participant's account is credited with the employee elected salary deferral and an allocation of Plan earnings. Allocations are based on the participant's account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair market value and unrealized appreciation (depreciation) of the assets is based on the market value of the assets at the beginning of the period or at the date of purchase, if purchased during the current period. Fair market value is determined primarily based upon the fair market value of the underlying assets. Securities traded in the public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.

Income Recognition

Interest and dividend income are recorded as earned.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in the fair value of investments.

Administrative Expenses

All expenses of the Plan may be paid out of the Plan unless paid by the Company.

Reclassifications

Certain previously reported amounts have been reclassified to conform to current year presentation.

3. Investments:

Participants may choose to invest their salary deferrals among four investment funds, each managed by The Vanguard Group, or a fund comprised of Cadmus common stock. Participants can direct the investment of contributions and can transfer funds between investments on a quarterly basis.

Investments that represent 5 percent or more of the Plan's net assets available for plan benefits as of December 31, 1999 and 1998, are as follows:

                                                                                                     1999           1998
                                                                                                  ----------      --------
The Vanguard Group - Money Market Reserves - Federal Portfolio Fund                               $  108,713      $107,639
The Vanguard Group - Fixed Income Securities Fund - Short-Term Federal Portfolio Fund                115,253       128,238
The Vanguard Group - Wellington Fund                                                                 608,638       637,568
The Vanguard Group - Index Trust - 500 Portfolio Fund                                              1,077,001       706,848

During 1999, the Plan's investments appreciated (depreciated) in fair value as follows:

Mutual funds                                                                                                      $162,013
Common stock                                                                                                        (2,379)
                                                                                                                  --------
  Net appreciation                                                                                                $159,634
                                                                                                                  ========

4. Tax Status:

The Plan has received a favorable determination letter dated February 2, 1996, from the Internal Revenue Service ("IRS") stating that the Plan was designed in accordance with the applicable plan design requirements as of that date, and as a result, the underlying trust is tax exempt. The Plan Administrator is of the opinion that the Plan continues to operate as designed.

5. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

6. Distributions Paid to Participants:

Distributions paid to participants are generally made on a monthly basis for those requests processed in the previous month. There was no distribution payable to participants as of December 31, 1999 or 1998.

7. Related-Party Transactions:

The Plan invests in Cadmus Communications Corporation common stock. This is a related-party transaction and is identified as a party-in-interest in the accompanying schedule.

8. New Accounting Pronouncement:

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

Lancaster Press, Inc. Union Savings Plan

Schedule of Assets Held for Investment Purposes
As of December 31, 1999


                         Description of Investment                               Type of Investment         Fair Value
----------------------------------------------------------------------        -------------------------     ----------
The Vanguard Group - Money Market Reserves - Federal Portfolio Fund           Mutual fund                   $  108,713
The Vanguard Group - Fixed Income Securities Fund - Short-Term Federal        Mutual fund                      115,253
 Portfolio Fund
The Vanguard Group - Wellington Fund                                          Mutual fund                      608,638
The Vanguard Group - Index Trust - 500 Portfolio Fund                         Mutual fund                    1,077,001
Cadmus Communications Corporation *                                           Common stock (173 shares)          1,471

*   Represents a party-in-interest



The accompanying notes are an integral part of this schedule.



7
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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                LANCASTER PRESS, INC. UNION SAVINGS PLAN
                                Cadmus Journal Services, Inc.,
                                as successor in interest by merger to Lancaster Press, Inc.
                                (As Plan Administrator)


   June 28, 2000                By: /s/  David E. Bosher
 -----------------                 ----------------------
     (Date)                        David E. Bosher
                                   Cadmus Journal Services, Inc.
                                   Vice President and Treasurer